UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                         Commission File Number: 2-35669


(Check One)

X        Form 10-K  and Form 10-KSB  Form 11-K

         Form 20-F  Form 10-Q and Form 10-QSB  Form N-SAR

         For period ended:  December 31, 1999

         Transition Report on Form 10-K and Form 10-KSB

         Transition Report on Form 20-F

         Transition Report on Form 11-K

         Transition Report on Form 10-Q and Form 10-QSB

         Transition Report on Form N-SAR

         For the Transition Period Ended:

         Read Attached Instruction Sheet Before Preparing Form.
         Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filling checked above, identify the Item(s) to which the notification relates:

                                         PART I
                                 REGISTRANT INFORMATION

Full name of registrant:             Security National Financial Corporation

Former Name if Applicable:

Address of Principal Executive Office (Street and Number)

                  5300 South 360 West, Suite 250
                  Salt Lake City, Utah 84123

                                         PART II
                                 RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 132b-25(b), the following should be completed. (Check box if appropriate).

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

          X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

                                        PART III
                                       NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Form 10-K cannot be completed within the requested time period due to the complexities and additional time involved in completeing the required financial statements, primarily as a result of the change in registrant's independent auditors from Ernst & Young LLP to Tanner + Co., effective as of December 21, 1999, and the change in personnel in the accounting department of Southern Security Life Insurance Company ("Southern Security"), which registrant operates as a subsidiary due to the December 7, 1998 acquisition by registrant of 57.4% of the outstanding shares of common stock of Southern Security.

                                        PART IV
                                   OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Randall A. Mackey           801          575-5000
     (name)                                 (area code)       (telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                  X  Yes            [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  [ ] Yes           X  No

                     Security National Financial Corporation
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:        March 30, 1999                 By:  Scott M. Quist
                                            Scott M. Quist
                                            First Vice President, General
                                            Counsel and Treasurer